Exhibit 99.1

ASX ANNOUNCEMENT

29 November 2013

Results of Adjourned EGM and 2013 AGM; and Appointment of Directors

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the Extraordinary General Meeting (“EGM”) that was adjourned on 23 October 2013 was concluded today.  The Company’s 2013 Annual General Meeting of shareholders (“AGM”) was also held today.  The results of these meetings and details of two new Directors who have since been appointed to the Board are provided below.

Results from Adjourned Extraordinary General Meeting

As announced by the Company on 23 October 2013, the Company adjourned the EGM held on that date to defer consideration of Resolution 2 regarding the issue of a Convertible Note and Option and to provide shareholders with further time to consider the Resolution.  At the conclusion of the EGM held at 10.30 am today, Resolution 2 was passed on a show of hands.

Details of the proxy votes received by the Company in respect of Resolution 2 are contained in Table 1 to this announcement on the attached page.

Results from 2013 Annual General Meeting

At the AGM held at 10.45 am today, Resolution 1 (adoption of the remuneration report) and Resolution 4 (ratification of the issue of shares to clients of Cygnet Capital Pty. Ltd.) were both passed on a show of hands.

As announced by the Company on 14 November 2013, Mr. Tommaso Bonvino withdrew his nomination and, as such, did not seek re-election as a Director of the Company at the AGM.  Resolution 2, dealing with his re-election, was therefore not put before the shareholders.  As a result, Mr. Bonvino ceased to be a Director of the Company at the conclusion of the AGM.

As announced by the Company on 28 November 2013, Mr. Benjamin Silluzio withdrew his nomination and, as such, did not seek election as a Director of the Company at the AGM.  Resolution 3, dealing with his election, was therefore not put before the shareholders.  As a result, Mr. Silluzio ceased to be a Director of the Company at the conclusion of the AGM.

Details of the proxy votes received by the Company in respect of Resolution 1 and Resolution 4 are contained in Table 2 to this announcement on the attached page.

Appointment of Directors

At a meeting of the Directors held shortly after the AGM, the following individuals were appointed as Directors of the Company:

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Professor Ian McKenzie, PhD, MD, FRACP

Professor McKenzie graduated in Medicine (1961 MBBS) from Melbourne University and trained in Internal Medicine at the Royal Melbourne Hospital at the time when renal transplantation was being established.  An MD and MRACP/FRACP followed and a PhD on “Antibodies in Transplantation”.  He then worked at the Massachusetts General Hospital in Boston, and at the Jackson Laboratory in Bar Harbor, Maine USA, where his interest in Lymphocyte Surface antigens developed when working with Dr. George Snell (Nobel Prize 1980).

On return to Australia in 1974, Professor McKenzie worked at the Austin Hospital, established a “Centre of Excellence” in the Department of Pathology at the University of Melbourne and, in 1990, was appointed as Founding Director of the Austin Research Institute (ARI).  His research at the ARI resulted in the formation of Prima Biomed Limited where he was a founding Board Member.  He is currently a member of the Scientific Advisory Board of Revivicor (USA) and is an honorary member of the Australian Society for Immunology, Transplant Society of Australia and New Zealand, and International Xenotransplantation Association.

Professor McKenzie’s major contributions are described in more than 700 papers, covering allo- and xeno-transplantation, cell surface antigens and studies in the diagnosis and therapy of cancer.  His laboratory pioneered the application of monoclonal antibody technology in Australia in the 1970’s, some of which were used in the clinic, either alone or as immunoconjugates, or were used to develop serum based ELISA tests for breast or ovarian cancer and were successfully licensed.  More recently, he has been consulting for several biotech companies, particularly involved in cancer vaccines and was the scientific consultant before joining the Board of the CRC for Biomarker Translation.

Mr. Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM

Mr. Leonard is a qualified Chartered Accountant and a Barrister and Solicitor of the Supreme Court of Victoria.  He began his professional life in various positions in the steel industry, having worked for 20 years with Lysaght (BHP), gaining invaluable training and experience in all facets of management, honing his skills in negotiating, training, planning and communication.

He subsequently accepted a senior executive position as Divisional General Manager with Nylex, which evolved into the BTR Nylex group.  On his return from establishing a distribution structure in USA in 1986, Mr. Leonard became Chief Operating Officer and Finance Director of the Australian subsidiary of the publishing multinational, The Thomson Corporation.

Mr. Leonard’s current professional positions include Commissioner, Victorian Multicultural Commission; Chairman, Escrow Angel Pty. Ltd., Diffuze Pty. Ltd. and Design Quotes Pty. Ltd.; Director, Nirosoft Australia Pty. Ltd. (the Australian arm of the Israeli suppliers of advanced water and waste water systems and services, Sunnymarsh Pty. Ltd. and Viva Tags Pty. Ltd.).  His numerous community positions include member Committee of Management, Past President and Honorary Life Member Executive Council of Australian Jewry; Director and Immediate Past Honorary Chief Executive Officer of Transparency International Australia (the Australian arm of the international anti-corruption watchdog), and member Governance and Steering Committees on the Jewish Community Demographic Survey Project.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

In 2003, Mr. Leonard was awarded the Centenary Medal, instituted to commemorate the centenary of Federation of Australia, for community service and, in 2008, he was appointed a Member of the Order of Australia.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

GTG Chairman, Dr. Mal Brandon, said “the two new Directors bring to the Company a wealth of relevant experience in their respective fields and we are extremely pleased to welcome them both to the Company”.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Table 1 - Proxy results for Resolution 2 from 2013 Extraordinary General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others

2. Approval of Convertible Note / Option

Numbers of votes received	38,691,060	21,406,685	77,056	9,455,819	426,225
Percentage of votes cast	55.23%	30.56%	0.11%	13.50%	0.60%

Table 2 - Proxy results for 2013 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others

Consideration of financial statements	NO VOTE REQUIRED

1. Adoption of Remuneration Report
Numbers of votes received	41,157,111	374,404	40,778	1,605,037	153,220,018
Percentage of votes cast	20.96%	0.19%	0.02%	0.82%	78.01%

2. Re-election of Mr. Tommaso Bonvino	NOMINATION WITHDRAWN

3. Election of Mr. Benjamin Silluzio	NOMINATION WITHDRAWN

4. Ratification of the issue of shares
Numbers of votes received	40,793,522	659,104	119,667	1,605,037	153,220,018
Percentage of votes cast	20.77%	0.34%	0.06%	0.82%	78.01%

Note:                  The Company currently has a total of 572,694,121 ordinary shares on issue and 2,884 registered shareholders.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040